PRESS RELEASE

                                PECHINEY

           Pechiney Soplaril Flexible Europe Strengthens its Positions in Films for Cosmetics and Pharmaceuticals


Paris, November 22, 2002 - Pechiney has announced the acquisition by its subsidiary Pechiney Soplaril Flexible Europe of Avenir Print Service (APS), which is specialized in the production of plastic films for health and beauty packaging.

APS, which achieves (euro)15 million in annual sales, employs 80 people on its Montreuil-Bellay site near Saumur, France. The entirely new plant's state-of-the-art facilities enable it to produce short runs, particularly for sample campaigns, competitively and responsively.

"Although flexible packaging is traditionally associated with food, we also know that its qualities can lead to significant growth in the cosmetic and pharmaceutical sectors," stated Jean-Pierre Pignet, Managing Director of Pechiney Soplaril Flexible Europe. "This operation enables us to extend our offering substantially in these areas. It establishes us firmly on the short run market, which requires great flexibility."

                                More information

Pechiney Soplaril Flexible Europe was created from the merger in 2001 of the flexible packaging businesses of Pechiney (Pechiney Emballage Flexible Europe) and Atofina (Soplaril). With annual sales of (euro)400 million, Pechiney Soplaril Flexible Europe is now the fifth-largest European producer in its specialty. It employs 2,000 people on 13 manufacturing sites in France, Spain, Italy, Germany, the Czech Republic and Portugal. Pechiney Soplaril Flexible Europe is the European business unit of Pechiney's Plastic Packaging Division, which also includes the Flexible Packaging Americas ((euro)790 million in 2001) and Plastic Bottles ((euro)190 million) business units.


The Pechiney Group's Packaging Sector, to which Soplaril Flexible Europe belongs, achieved sales of (euro)2.4 billion in 2001. With bases in 17 countries, it employs 16,000 people in 92 production units. It has global leadership positions in high value-added specialty packaging for food (flexible packaging, plastic barrier bottles, capsules and overcapping) and health & beauty (flexible tubes, aluminum aerosol cans, luxury plastic containers for cosmetics & perfumes and flexible packaging).

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two core businesses are aluminum and packaging. With bases in 51 countries, Pechiney achieved sales of (euro)11 billion in 2001 with 34,500 employees.


Investor Relations Contacts:              Press Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07 Chrystele Ivins: Tel: 33 1 56 28 24 18 Catherine Paupelin Tel: 33 1 56 28 25 08 chrystele.ivins@pechiney.com
Jerome Gaudry       Tel: 33 1 56 28 25 23
                    Fax  33 1 56 28 33 38
PECHINEY                                  Stephan Giraud: Tel: 33 1 56 28 24 19
7, place du Chancelier Adenauer           stephan.giraud@pechiney.com
75116 Paris

e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com


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PRESS RELEASE

                                PECHINEY [Logo]

                     New Organization of the Pechiney Group
        Two sectors created in Aluminum in addition to Packaging sector

Paris, December 13, 2002: In order to bring the organization of the Pechiney Group more into line with its different businesses, aluminum activities have been divided into two distinct sectors.

- The Primary Aluminum sector now regroups in a single entity the bauxite, alumina and aluminum production businesses, as well as ferroalloys activities.

- The Aluminum Conversion sector manufactures rolled products, extrusions and casting alloys. These products are used in a wide range of markets, including aerospace, automotive, sea transport, rail, industry, industrial equipment, construction and beverage cans.

This new organization of Aluminum, with activities divided into two sectors which have expertise to share with one another, reflects the Group's business-based strategy. These two sectors represent very distinct areas of activity that operate in very different industrial environments and markets. The Group expects this organization to result in greater simplicity and responsiveness, through continued implementation of the Pechiney Continuous Improvement System and profitable growth projects; this new organization will take effect as of February 1, 2003.

Composition of management teams

Jean-Dominique Senard, a member of the Group's Executive Committee, has been named head of the Primary Aluminum sector.

Pierre Vareille, who is in charge of the Aerospace, Transport, Industry division, is named head of the Aluminum Conversion sector as of July 1, 2003. He has been named to the Group's Executive Committee.

Jean-Pierre Rodier, Chairman and Chief Executive Officer, will oversee Aluminum Conversion activities in the interim, in particular to pilot the integration of the aluminum conversion activities of Pechiney and Corus.

The organization of the Packaging sector remains unchanged. It is under the responsibility of Christel Bories, a member of the Group's Executive Committee.

Olivier Mallet, a member of the Group's Executive Committee and Chief Financial Officer, will oversee the International Trade division.

Philippe Varin, currently a member of the Group's Executive Committee and head of the Group's Aluminum sector, has decided to take up a new professional challenge. In the first few months of 2003, he will assist Jean-Pierre Rodier, in particular to prepare the implementation of the Corus project.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its two core businesses are aluminum and packaging. With bases in 51 countries, Pechiney achieved sales of (euro)11 billion in 2001. It employs 34,500 employees.

Relations Contacts:                             Press Contacts :
Charles L. Ranunkel     Tel: 33 1 56 28 25 07   Chrystele Ivins:   Tel.: 33 1 56 28 24 18
Catherine Paupelin      Tel: 33 1 56 28 25 08   chrystele.ivins@pechiney.com
Jerome Gaudry           Tel: 33 1 56 28 25 23   Stephan Giraud :   Tel.: 33 1 56 28 24 19
                        Fax 33 1 56 28 33 38    Stephan.giraud@pechiney.com

PRESS RELEASE

                                PECHINEY [Logo]

          Pechiney Rolled Products, Union Reach Agreement on Contract

Paris, December 16, 2002 - Pechiney Group today announced that its subsidiary, Pechiney Rolled Products (PRP) has reached agreement on a two-year contract with the United Steelworkers of America Local 5668 union employees at its Ravenswood, West Virginia, plant. The term of the new contract is from June 1, 2003 through May 31, 2005.

"We are pleased with the outcome of this vote because the negotiating teams from both sides together with the leadership of the International Union (United Steelworkers of America), have worked hard to find solutions to difficult issues including the skyrocketing costs of healthcare costs," said Todd Ritchie, PRP vice president of manufacturing. "Reaching agreement on this labor contract is one of the critical steps we are taking to ensure the survival of the PRP plant. We continue to have many challenges ahead of us, but we are focused on the future of the plant, and on continuing to serve our customers."

PRP, which manufactures aluminum sheet and plate for the aerospace, transportation and distributor markets, is operating under difficult financial circumstances and is engaged in a $9-million restructuring program, which is to be accounted for in the Group's fourth quarter results. The restructure, which is designed to restore the business to profitability, affects every aspect of the operation and includes reducing shipments, to approximately 160,000 metric tons in line with optimization of the plant's product mix,. On October 7, 2002, the company announced a 17% workforce reduction as a part of the restructuring.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. It has core businesses in aluminum and packaging, and employs 34,500 people in 51 countries. Pechiney achieved sales of 11 billion euros in 2001.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Investor Relations Contacts:              Press Contacts:
Charles L. Ranunkel Tel:33 1 56 28 25 07 Chrystele Ivins: Tel.:33 1 56 28 24 18 Catherine Paupelin Tel:33 1 56 28 25 08 chrystele.ivins@pechiney.com
Jerome Gaudry       Tel:33 1 56 28 25 23  Stephan Giraud: Tel.: 33 1 56 28 24 19
                    Fax 33 1 56 28 33 38  stephan.giraud@pechiney.com

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com